April 30, 2010

Via Email Correspondence

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. Vincent DiStefano

Re:	Burnham Investors Trust (the “Registrant”);

SEC File Nos. 2-17226; 811-994

Dear Mr. DiStefano:

This letter responds to comments provided by you as a member of the staff of the U.S. Securities and Exchange Commission (the “Commission”) on April 19, 2010 to David C. Heaton, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Registrant, concerning Post-Effective Amendment No. 84 under the Securities Act of 1933 (Amendment No. 46 under the Investment Company Act of 1940 (the “1940 Act”)) to the Registrant’s registration statement on Form N-1A that the Registrant filed with the Commission on March 1, 2010 (the “Amendment”).

Your comments have been summarized below, each of which is followed by the Registrant’s response.  For each comment, we have indicated the series of the Registrant to which the comment relates.

Comment 1

(Burnham Fund—p 2)

Insert numbers into the Fee Table.

Response 1

Accepted.  The requested change will be made.

Comment 2

(Burnham Fund)

(a)           Delete footnote 2 of the Fee Table.

Mr. DiStefano
April 30, 2010

(b)           Move the following language to footnote 4 of the Fee Table: “Acquired fund fees and expenses are expenses incurred indirectly by the fund as a result of its investment in other funds.”

and

(c)           Disclose that “acquired fund fees are not subject to expense waivers” in footnote 5 of the Fee Table.

Response 2

(a)           Accepted.  The language from footnote 2 will be deleted.

(b)           Accepted.  The referenced language will be added to footnote 4.

(c)           The referenced language is already included in footnote 5.

Comment 3

(All Funds)

Delete footnote 2 (footnote 3 Burnham Fund) to the Fee Table.

Response 3

Accepted.  The requested change will be made.

Comment 4

(All Funds except the Burnham U.S. Government Money Market Fund)

In the Fee Table, add a line item, which breaks out the amount of the expense reimbursement.

Response 4

The fund benefited only from a Fee Waiver and not an Expense Reimbursement. Pursuant to Instruction.3(e) of Item 3 we respectfully decline to make the requested revisions and will only include the Fee Waiver in the Table.

Comment 5

(All Funds except the Burnham U.S. Government Money Market Fund)

In the Fee Table, the line item captioned “Total Annual Class Operating Expenses After Fee Waiver,” delete the word “Class.”

Mr. DiStefano
April 30, 2010

Response 5
Accepted.  The requested change will be made.

Comment 6

(All Funds except the Burnham U.S. Government Money Market Fund)

The footnote to the Fee Table describing the expense limitation agreement indicates that the Distributor has also entered into a expense waiver/reimbursement agreement.  Is the Distributor entitled to recoup expenses in the same way as the Adviser?  If so, please add the Distributor to the following language:

“Pursuant to the contractual expense limitation agreement, any waivers and reimbursements made by the adviser to a fund are subject to recoupment by the adviser within the following three years, provided the fund is able to effect repayment and remain in compliance with the expense limitation.”

Response 6

The Distributor is entitled to recoup expenses.  The requested change will be made.

Comment 7

(All Funds except the Burnham U.S. Government Money Market Fund)

Confirm whether the following is an exhaustive list of items not covered by the expense waiver/reimbursement agreement: “interest, taxes, brokerage commissions and other transaction costs, capitalized expenditures, acquired fund fees and expenses, short sale dividends, and extraordinary expenses not incurred in the ordinary course of the fund’s business (e.g., litigation, indemnification).”  If the foregoing is not an exhaustive list, then expand disclosure to cover all items not included.

Response 7

The listed exclusions will be amended to be exhaustive.

Comment 8

(All Funds except the Burnham U.S. Government Money Market Fund)

In the footnote to the Fee Table describing the expense limitation agreement, delete the word “contractual” in the phrase “contractual expense limitation agreement.”

Mr. DiStefano
April 30, 2010

Response 8

Accepted.  The requested change will be made.

Comment 9

(All Funds except the Burnham U.S. Government Money Market Fund)

In the footnote to the Fee Table describing the expense limitation agreement, delete the following language:

(a)  “For more information, see “The Investment Adviser” section of this prospectus.”

(b)  “Prior to May 1, 2010 the fund benefited from a different level of expense limitation.  The Fee Table has been revised to reflect the current expense limitation.”

Response 9

(a) Accepted.  The requested changes will be made.

(b) Accepted.  The requested changes will be made.

Comment 10

(All Funds)

Delete the following language, which follows the “Example:”

“Because actual returns and expenses may be different, this example is for comparison purposes only.  For Class A shares, expenses would be the same whether you stayed in the fund or sold your shares at the end of each period.  The 10 year figures for Class B shares assume the conversion to Class A shares after eight years.”

Response 10

We will move the following sentence to the text preceding the Example “Because actual returns and expenses may be different, this example is for comparison purposes only.”

We will delete the following sentence “For Class A shares, expenses would be the same whether you stayed in the fund or sold your shares at the end of each period.” and Class A expenses will be added to the second example showing expenses if the shareholder did not redeem shares.

The following sentence will be deleted: “The 10 year figures for Class B shares assume the conversion to Class A shares after eight years.”

Mr. DiStefano
April 30, 2010

Comment 11

(Burnham Fund—p 3)

Delete the following sentence:  “The fund will invest predominately in large-capitalization companies.”  This is a strategy, not the Fund’s investment objective.

Response 11

The language in first section captioned “Principal Investment Strategies of the Fund” will be moved to replace the first sentence of the section captioned “Principal Investment Strategies.”  The section heading with the caption  “Principal Investment Strategies” will be deleted.

Comment 12

(Burnham Fund—p 3)

In the “Principal Investment Strategy,” add disclosure relating to the definition of “large-capitalization stocks,” specifically, add size of the stocks included in this class.

Response 12

Accepted.  The following disclosure has been added:  “i.e., companies with a capitalization generally greater than $9.7 billion.”

Comment 13

(Burnham Fund—p 3)

Confirm whether the Fund limits its investments to the securities of domestic issuers.  If not, add disclosure relating to the non-U.S. issuers in which the Fund invests and a corresponding risk disclosure.

Response 13

Investments in non-U.S. issuers is not a principal investment strategy of the fund.

Comment 14

(Burnham Fund—p 3)

In the “Principal Investment Strategy” section, add disclosure describing how the Adviser decides to buy and sell securities on behalf of the Fund.

Response 14

Accepted.  The following disclosure will be added:

Mr. DiStefano
April 30, 2010

“In managing the fund’s stock portfolio, the adviser uses sector research, which focuses on selecting the industries the fund will invest in (e.g., top-down research).  The fund seeks to reduce risk by diversifying across many different industries and economic sectors.  In selecting individual stocks, the adviser looks for companies that appear to have the following characteristics:

-           Potential for sustained operating and revenue growth

-           Product leadership and strong management teams that focus on enhancing shareholder value

-           Companies with histories of paying regular dividends

-           Securities that appear undervalued by the market or that seem to be poised to benefit from restructuring or similar business changes

Although the fund typically favors large-capitalization stocks (commonly known as “blue-chip”) companies, it will consider opportunities in small and medium-capitalization companies that meet its selection criteria.”

Comment 15

(Burnham Fund—p 3)

In the section captioned “Principal Risks,” the fund discloses an “Energy Sector Risk.”  Are the fund’s investments in the energy sector a principal investment strategy?  If so, please add disclosure in the Principal Investment Strategy section, and if not, please delete the “Energy Sector Risk.”

Response 15

Investments in the “Energy Sector” are not a principal investment strategy of the fund.  “Energy Sector Risk” will be deleted from the section captioned “Principal Risks.”

Comment 16

(All Funds)

Delete the following sentence in the first paragraph preceding the Performance Table:  “All mutual funds present this information so that you can compare funds more readily.”

Response 16

Accepted.  The requested change will be made.

Mr. DiStefano
April 30, 2010

Comment 17
(All Funds)

The paragraphs describing Past Performance and Average Annual Total Returns should be combined and more closely follow the form Item 4(b)(2)(i).

Response 17

Accepted.  The disclosure preceding the Average Annual Total Return Table will be deleted and combined with the disclosure preceding the bar graph.  The following is the combined disclosure  language:

“The chart and table provide some indication of the risks of investing in the fund.  Bear in mind that past performance (before and after taxes) is not a guarantee of future performance.

The bar chart shows the annual total returns of the fund’s Class A shares for each of the last ten calendar years.  Returns for the fund’s single best and single worst quarters give some indication of how widely short-term performance has varied.  The returns in the chart do not include the effect of Class A shares’ front-end sales charges. These figures would be lower if they reflected such sales charges.  The fund’s performance figures in the table below assume that all distributions were reinvested in the fund and reflect the deduction of the maximum sales charges and annual class operating expenses.  Updated performance information may be obtained on the funds’ website at www.burnhamfunds.com or by calling 1-800-874-3863.”

Comment 18

(All Funds except the Burnham U.S. Government Money Market Fund)

Delete footnote * following the Average Annual Total Returns Table and add as a parenthetical within the Table.

Response 18

Accepted.  The requested change will be made.

Comment 19

(All Funds)

Move the text in footnotes 1 and 3 to the Average Annual Return Table to plain text following the Table.

Mr. DiStefano
April 30, 2010

Response 19
Accepted.  The requested change will be made.

Comment 20

(Burnham Fund—p 4)

Delete the following paragraph:

“The Standard & Poor’s 500 Index (“S&P 500 Index”) includes the common stocks of 500 large U.S. companies.  The Morningstar Large Cap Blend category consists of equity mutual funds that invest primarily in large U.S. companies whose earnings are expected to increase.  The Morningstar Large Cap Blend Average and S&P 500 Index performance are shown for comparative purposes.  Both are unmanaged.”

Response 20

Accepted.  The requested deletion will be made.

Comment 21

(All Funds except the Burnham U.S. Government Money Market Fund)

Delete the last sentence of footnote 1 to the Average Annual Return Table.

Response 21

We believe that the disclosure in the last sentence of footnote 1 is required pursuant to the Item 4(b)(2)(iv)(B).  We respectfully decline to make the requested deletion.

Comment 22

(All Funds)

In the subsection captioned “Purchase and Sale of Fund Shares and Financial Intermediary Compensation:”

(a)           Break out “Purchase and Sale of Fund Shares” and “Financial Intermediary Compensation” into two separate disclosures.

(b)           Include a summary of the information to which the cross reference to page 21 is referring to, and specify the subheading on page 21 to which the cross reference is referring.

(c)           Include the subsection captioned “Financial Intermediary Compensation” and the disclosure required by Item 8 after the subsection captioned “Tax Information.”

Mr. DiStefano
April 30, 2010

Response 22
(a)           Accepted.  The following will be added to the section captioned “Purchase and Sale of Fund Shares” for the A, B and C Class Prospectus:

“The minimum initial investment amount for an individual retirement and minor custodial accounts or an automatic investment program is $100 ($50 subsequent investments) and all other accounts is $2500 ($500 subsequent investments).  You may redeem shares of the fund on each day that the fund is open for business by sending a written request by mail (Burnham Investors Trust, c/o PNC Global Investment Servicing, P.O. Box 9781, Providence, Rhode Island, 02940-9781), or, as long as the transaction does not require a written or medallion signature guarantee, you or your financial professional can sell shares by telephone (PNC Global Investment Servicing, 1-800-462-2392).”

(b)           Accepted.  The following disclosure will be added in the diction captioned “Financial Intermediary Compensation:”

“If you purchase the fund through a broker-dealer or other financial intermediary (such as a bank), the fund and its related companies may pay the intermediary for the sale of fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your sales person to recommend the fund over another investment. Ask your salesperson or visit your financial intermediary’s web site for more information.”

(c)           Accepted.  The requested change will be made.

Comment 23

(All Funds)

In the subsection captioned “Tax Information” delete the current disclosure and add the following:  “The Fund intends to make distributions that may be taxed as ordinary income or capital gains.”

Response 23

Accepted.  The requested change will be made.

Comment 24

(Burnham Financial Services Fund—p 8)

Delete the following sentence in the first paragraph in the subsection captioned “Principal Investment Strategies:”

Mr. DiStefano
April 30, 2010

“(The Burnham Financial Industries Fund, which is also described in this prospectus, invests primarily in financial services companies without regard to market capitalization.)”

Response 24

The referenced language will replaced with the following:

“Unlike the Burnham Financial Industries Fund, which is also described in this prospectus and invests primarily in financial services companies without regard to market capitalization, the fund invests primarily in financial service companies that have market capitalization of less than $9.7 billion.”

Comment 25

(Burnham Financial Services Fund—p 8)

Provide additional disclosure clarifying whether the phrase: “80% of its assets” refers to 80% of the fund’s net assets or 80% of net assets plus borrowing.

Response 25

The fund currently does not borrow but may in the future.  The following will be added:

“80% of its net assets (including borrowing, if any)”

Comment 26

(Burnham Financial Services Fund—p 8)

Confirm whether the fund limits its investment to the securities of domestic issuers.  If not, add disclosure relating to the non-U.S. issuers in which the fund invests and a corresponding risk disclosure.

Response 26

Investments in non-U.S. issuers is not a principal investment strategy of the fund.

Comment 27

(Burnham Financial Services Fund—p 8)

The last paragraph of the subsection captioned “Principal Investment Strategies” discloses that the fund “may use derivatives.”  Is the fund’s use of derivatives a principal investment strategy?  If so, provide additional disclosure describing the fund’s use of derivatives, including a list of the types of derivatives used by the fund.  If the use of derivatives is not a principal investment strategy, then delete the referenced paragraph.

Mr. DiStefano
April 30, 2010

Response 27
The fund does not use derivatives as a principal investment strategy.  The referenced language will be deleted.

Comment 28

(Burnham Financial Services Fund—p 9)

In the last paragraph in the subsection captioned “Principal Risks” add the word “Services” to the heading “Financial Sector.”

Response 28

Accepted.  The requested change will be made.

Comment 29

(Burnham Financial Services Fund—p 10)

Is the “NASDAQ Bank Index” a broad-based index?  If yes, then delete description following the “Average Annual Returns” Table.

Response 29

The referenced index is not a “broad based index.”  The referenced disclosure will be included pursuant to Instruction 2(b) of Item 4 of Form N-1A, with the following language added to the last sentence of the paragraph describing the referenced index “and shows how the fund’s performance compares to the returns of an index with similar investment objectives.”

Comment 30

(Burnham Financial Industries Fund—p 13)

Provide additional disclosure clarifying whether the phrase: “80% of its assets” refers to 80% of the fund’s net assets or 80% of net assets plus borrowing.

Response 30

The fund currently does not borrow but may in the future.  The following will be added:

“80% of its net assets (including borrowing, if any)”

Mr. DiStefano
April 30, 2010

Comment 31

(Burnham Financial Industries Fund—p 13)

Delete the following sentences in the subsection captioned “Principal Investment Strategy”

“(The Burnham Financial Services Fund, which is also described in this prospectus, invests primarily in financial services companies that have market capitalizations of less than $9.7 billion.  Accordingly, the average market capitalization of the Burnham Financial Services Fund’s portfolio is expected to be lower than the average market capitalization of this fund’s portfolio.)”

Response 31

The referenced language will be replaced with the following:

“Unlike the Burnham Financial Services Fund, which is also described in this prospectus and invests primarily in financial services companies that have market capitalizations of less than $9.7 billion, the fund invests primarily in financial service companies without regard to market capitalization.”

Comment 32

(Burnham Financial Industries Fund—p 13)

Is the fund’s use of “shorts” a principal investment strategy?  If yes, provide additional disclosure relating to how the 25% limit is measured.  If the use of “shorts” is not a principal investment strategy, consider removing from the summary section.

Response 32

The fund does use short sales as a principal investment strategy.  The referenced language will be replaced with the following:

“The fund may take “short” positions (i.e., sell “short”) in securities of companies believed to be overvalued, with a maximum short exposure limit of 25% of net assets, which is measured and monitored daily by management.”

Comment 33

(Burnham Financial Industries Fund—p 14)

In the risk factor captioned “Short Sale Risk,” provide disclosure explaining that exposure to short sales may result in “unlimited loss.”

Mr. DiStefano
April 30, 2010

Response 33

Accepted:  The following will replace the risk factor captioned “Short Sale Risk:”

“Short Sale Risk - Selling short may produce higher than normal portfolio turnover and result in increased transaction costs to the fund.  In addition, selling short magnifies the potential for both gain and loss to the fund and its shareholders. If a security sold short increases in price, the fund may have to cover its short position at a higher price than the short sale price, resulting in a loss, which can be unlimited.  By contrast, the fund’s loss on a long position arises from decreases in the value of the security and is limited by the fact that a security’s value cannot drop below zero.”

Comment 34

(Burnham Financial Industries Fund—p 13)

Confirm whether the fund limits its investment to the securities of domestic issuers.  If not, add disclosure relating to the non-U.S. issuers in which the fund invests and a corresponding risk disclosure.

Response 34

Investments in non-U.S. issuers is not a principal investment strategy of the fund.

Comment 35

(Burnham Financial Industries Fund—p 15)

In the subsection captioned “Subadviser” delete the disclosure relating to Mendon and replace with the following: “Mendon is the subadviser.”

Response 35

Accepted.  The requested change will be made.

Comment 36

(Burnham U.S. Government Money Market Fund—p 17)

You may delete the last two sentences in the paragraph preceding the Fee Table.

Response 36

Accepted.  The requested change will be made.

Mr. DiStefano
April 30, 2010

Comment 37

(Burnham U.S. Government Money Market Fund—p 17)

Delete footnote 1 to the Fee Table.  The waiver is voluntary, and it is not required or permitted to be included in the summary section.

Response 37

Accepted.  The requested change will be made.

Comment 38

(Burnham U.S. Government Money Market Fund—p 17)

Delete the following two sentences following the Example:

“The figures in the example would be the same whether you sold your shares at the end of the period or kept them.  Because actual returns and expenses may be different, this example is for comparison purposes only.”

Response 38

Accepted.  The requested change will be made.

Comment 39

(Burnham U.S. Government Money Market Fund—p 18)

In the subsection captioned “Principal Strategies of the Fund,” provide additional disclosure relating to the “other types of money market securities that are not U.S. Government securities” to be purchased by the fund.

Response 39

The fund does not invest in money market funds that are not U.S. Government securities as a principal investment strategy.  The referenced language will be deleted.

Comment 40

(Burnham U.S. Government Money Market Fund—p 18)

Is the following a principal investment strategy of the fund: “The fund may invest in senior unsecured debt of banks, thrifts, and certain holding companies that are guaranteed under the FDIC’s Temporary Liquidity Guarantee Program?”  If so, then add relevant disclosure in the subsection captioned “Principal Strategies of the Fund.”

Mr. DiStefano
April 30, 2010

Response 40

The referenced language above is not a principal investment strategy of the fund and will be deleted from the principal risk section.

Comment 41

(Burnham U.S. Government Money Market Fund—p 19)

In the subsection captioned “Subadviser” delete the disclosure relating to Reich & Tang and replace with the following: “Reich & Tang Asset Management, LLC is the subadviser.”

Response 41

Accepted.  The requested change will be made.

Comment 42

(All Funds—p 21)

In the subsection captioned “Purchase and Sale of Fund Shares” delete the following sentence:  “These amounts may be waived or changed at each fund’s discretion.”

Response 42

The referenced disclosure is in response to Item 11 of Form N-1A and is not part of the summary section.  We believe that the referenced disclosure is permitted pursuant to Item 11, and we respectfully decline to make the requested change.  The referenced disclosure will be moved to the section captioned “Additional Information.”

Comment 43

(All Funds—p 21)

In the subsection captioned “Purchase and Sale of Fund Shares” delete the following:  “As part of the Trust’s Systematic Withdrawal Plan, if you have a share balance of at least $5,000, you may elect to have monthly, quarterly or annual payments of a specified amount ($50 minimum) sent to you or someone you designate.  The funds do not charge for this service.  You may also redeem shares by federal funds wire if wire a redemption privilege is in place on your account, including your bank designation.  Once this is established, you may request to sell shares of any fund of Burnham Investors Trust.  Proceeds will be wired to your pre-designated bank account.”

Mr. DiStefano
April 30, 2010

Response 43

The referenced disclosure is in response to Item 11 of Form N-1A and is not part of the summary section.  We believe that this disclosure is permitted pursuant to Item 11 and respectfully decline to make the requested change.  The referenced disclosure will be moved to the section captioned “Additional Information.”

Comment 44

(All Funds—p 21)

In the subsection captioned “Financial Intermediary Compensation” add the following sub-header:  “Payments to Broker-Dealers and other Financial Intermediaries.”

Response 44

Accepted.  The requested change will be made.

Comment 45

(General—p 34, 36 and 37)

It appears that the Registrant charges 12b-1 fees.  Please add disclosures required by Item 12b-2.

Response 45

The following amended disclosure will be included in the Registrant’s prospectus:

“Pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), mutual funds may use some of their assets to pay commissions to brokers, other marketing expenses and shareholder service fees.   Because these fees are paid out of the fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.  You should take 12b-1 fees into account when choosing a fund and share class”

Mr. DiStefano
April 30, 2010

Comment 46

(SAI)

It appears that the fund’s concentration policies are not disclosed in the SAI, add disclosure describing each funds’ concentration policy.

Response 46

The following concentration policies will be added as fundamental policies of the funds:

“7.  The Burnham Fund will not concentrate more than 25% of the value of its total assets in any one industry.

8. A Fund (except for the Burnham Fund) shall not invest more than 25% of its total assets, taken at market value, in the securities of issuers in any particular industry or group of industries (excluding the U.S. Government and its agencies and instrumentalities) except that the Burnham Financial Services Fund and the Burnham Financial Industries Fund will, during normal market conditions, invest at least 25% of its total assets in the financial services sector, a group of industries that includes regional and money center banks, insurance companies, home, auto and other specialty finance companies, securities brokerage firms and electronic trading networks, investment management and advisory firms, publicly traded, government-sponsored financial intermediaries, such as the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”), thrift and savings banks, financial conglomerates, foreign financial services companies, electronic transaction processors for financial services companies, real estate investment trusts, depository institutions and any company that derives at least 50% of its revenues from doing business with financial services companies, such as financial software companies.”

Comment 47

(SAI)

Item 1 in the section captioned Fundamental Investment Restrictions on page 21 of the Registrant’s SAI “  A Fund may not borrow money or issue senior securities, except to the extent permitted by the 1940 Act.” should be expanded to describe the limits imposed by the 1940 Act on borrowing.

Response 47

Accepted.  The following language will be added immediately following the Fundamental Risk Restrictions:

“With respect to Fundamental Restriction 1 above, the 1940 Act currently permits the a fund to borrow from banks in an amount that may not exceed 33 1/3% of the value of the fund’s total assets at the time of such borrowing.”

Mr. DiStefano
April 30, 2010

* * * * *

The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the registration statement filing that is the subject of this letter.  The Registrant acknowledges that Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.  The Registrant further acknowledges that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce, Esq. at (617) 526-6440 or David C. Heaton, Esq. at (617) 526-6365.

Very truly yours,
/s/ Michael E. Barna
Michael E. Barna Executive Vice President, Chief Financial Officer and Secretary

cc:             Leonard A. Pierce, Esq.
  David C. Heaton, Esq.